EXHIBIT 99.1

For Immediate Release	Date: April 19, 2023
23-35-TR

Teck Responds to Glencore’s Latest Attempt to Frustrate
Value Creation for Teck Shareholders

Glencore’s letter changes nothing

Teck continues to recommend that shareholders vote FOR pending separation

Vancouver, B.C.  – April 19, 2023 – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today issued a letter to shareholders reaffirming the strong rationale for its pending separation and responding to Glencore’s latest attempt to frustrate value creation for Teck shareholders.

•	Glencore’s opportunistic proposal hasn’t changed – same low value, same flawed structure, same material execution risks

•	Teck has previously engaged extensively with Glencore – for six months on essentially the same proposal – and repeatedly determined it is not in the best interest of Teck shareholders

•	The choice for shareholders is clear: vote FOR Teck’s separation plan to create the world’s pre-eminent, pure-play base metals company with a greater array of value creating opportunities

The full text of the letter is as follows:

April 19, 2023

Dear Shareholders,

A vote for the separation is a vote to create two world-class, pure play mining companies, providing both unparalleled exposure to a premier base metals platform and an attractive opportunity to remain invested in a high-quality, high-margin steelmaking coal business. Voting FOR the pending separation opens the door to value maximizing opportunities and provides certainty with no execution risk. In fact, separation can be completed in as little as six weeks from today and the separation – and the further path to value – has the clear support of our class A shareholders.

Glencore’s proposal is not a realistic or viable option. Its latest presentation and open letter include no changes from its previous offers, which we have carefully reviewed and rejected. This is a distraction – a transparent and opportunistic attempt to disrupt our separation plan with an ill-defined and highly uncertain proposal. Importantly, Glencore admits that they are uniquely positioned to make an offer for Teck in its current form; the pending separation will correct that by opening up a wider range of opportunities for value enhancement.

Nothing has changed – same low value, same flawed structure, same material execution risks

Glencore’s motivation is plain – they are seeking to opportunistically frustrate the vote and pre-empt a competitive future landscape, which is good for Glencore, and bad for Teck’s shareholders. Glencore’s proposal is complex, ill-defined, with the risk of substantial tax impacts, and value loss for our shareholders if it were to proceed. It also carries significant execution risk, requiring extensive regulatory approvals, and would not close for up to two years, if ever. In contrast, Teck’s pending separation will be completed in as little as six weeks.

The premium in Glencore’s proposal continues to undervalue Teck, is based on a highly volatile share-based consideration, and does not reflect the value of the base metals portfolio that will be unlocked by the creation of Teck Metals. Underpinned by a favourable long-term copper price trend and copper growth pipeline, Teck Metals will be unique in the industry as a pure-play, high-growth copper vehicle, with significant value upside, which shareholders would realize in addition to ownership of EVR. In comparison, the Glencore proposal seeks to acquire that value pre-emptively for pennies on the dollar. It is a transparent attempt to transfer value from Teck’s shareholders to Glencore’s.

Glencore’s proposal also fails to address material risks that we have repeatedly identified, including exposure to significant oil trading in the base metals business, severe execution risk and regulatory uncertainty, and unacceptable jurisdictional and ESG risk. Under Glencore’s proposal, the base metals business would be permanently contaminated by one of the world’s largest oil trading businesses which would contribute tens of billions of dollars in revenue to the combined company. This significant oil exposure would destroy value in the base metals portfolio.

Teck has extensively engaged with Glencore

Glencore complains that Teck has refused to engage, which is simply not true. Teck’s Board has now carefully reviewed the two recent and substantially similar proposals from Glencore, both of which it rejected. We clearly communicated our concerns and rationale for rejecting the proposals in letters to the Chairman of Glencore’s Board.

These proposed transactions were only slightly modified from Glencore’s proposal from 2020, which we engaged on with Glencore for over six months before determining it – like Glencore’s subsequent proposals – was not in the best interests of our shareholders. Further discussions in late 2022 and early 2023 confirmed their proposal remained essentially unchanged, with the same flaws, risks and uncertainties.

Teck’s separation creates options for further value enhancement

Glencore recognizes the strategic optionality that will be created by our separation, which is why they are acting now. Glencore says in its letter: “We believe there are a limited number of parties that are willing or able to acquire both material metals and coal cash flows – Glencore’s proposal is unique in this regard…”. That is the situation today, pre-separation, which is exactly why transacting with Glencore now is inadvisable.

One of the biggest challenges in the industry today is the effective separation of base metal assets from carbon-intensive assets. This is exactly what our separation will achieve, tax effectively, and in less than six weeks’ time. Further, the royalty and preferred shares in our transition capital structure are attractive

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and liquid instruments. There are lots of avenues post-separation for Teck Metals to monetize the transition capital structure, in the context of a corporate transaction or otherwise, to create further value.

Dr Keevil’s position is clear

Dr. Keevil’s formal statement was clear:

“I would support a transaction – whether it be an operating partnership, merger, acquisition, or sale – with the right partner, on the right terms for Teck Metals after separation. Based on my decades of experience building a successful mining company, I believe that pursuing a sale or merger transaction now would rob our shareholders of significant post-separation value.

I fully agree with Teck’s Board that there is no deal to be done pre-separation with Glencore or any other party.”

Conclusion

Now is not the right time to pursue a transaction with Glencore. We fully believe that Glencore’s proposals are nothing more than an opportunistic attempt to interfere with the vote at Teck’s annual and special meeting of shareholders on April 26th to their benefit and to the detriment of our shareholders.

The choice for shareholders is clear: vote FOR Teck’s separation plan to create the world’s pre-eminent, pure-play base metals company with a greater array of value creating opportunities.

For information on how to vote, go to www.teckagsm.com.

Sincerely,

Jonathan Price

CEO, Teck

Cautionary Note Regarding Forward-Looking Statements
This news release contains certain information which constitutes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to: statements regarding Teck’s planned separation transaction, including the timing thereof, and Teck’s expectations regarding the impacts of any such transaction in terms of creating value for shareholders; statements related to anticipated risks of Glencore’s proposal, including with respect to execution, timing and exposure to thermal coal and oil trading, and Teck’s assessment thereof as compared to its own planned separation transaction; statements related to the opportunity for future transactions involving Teck Metals or EVR; statements regarding timing and production levels of Teck’s QB2 copper project; statements regarding Teck’s expectations regarding ESG commitments and decarbonization trends; and statements with respect to Teck’s business and assets and its strategy going forward. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, most of which are beyond the Teck’s control. Several factors could

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cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: future actions taken by Glencore in connection with its unsolicited proposal; fluctuations in supply and demand in steelmaking coal, base metals and specialty metals markets; changes in competitive pressures, including pricing pressures; timing and receipt of requisite shareholder and court approvals; the recent global banking crisis and conditions and changes in credit markets; changes in capital markets; changes in currency and exchange rates; changes in and the effects of, government policy and regulations; and earnings, exchange rates and the decisions of taxing authorities, all of which could affect effective tax rates. Additional risks and uncertainties can be found in our Annual Information Form dated February 21, 2023 under “Risk Factors”. Should one or more of the risks or uncertainties underlying these forward-looking statements materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are made as of the date of this release and, other than as required by applicable securities laws, the Company does not assume any obligation to update or revise them to reflect new events or circumstances. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Dale Steeves

Director, Stakeholder Engagement

604.699.4514

dale.steeves@teck.com

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